UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2010
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.

(Exact name of registrant as specified in its charter)
11/F, China Railway Construction Tower
No. 20 Shijingshan Road
Shijingshan District
Beijing 100131, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Hurray! Reports Preliminary Results for the First Quarter 2010
BEIJING, China, June 1, 2010 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (“Hurray!” or the “Company”, Nasdaq: HRAY), a leading company in online video portal operations, artist development, music production, wireless music distribution, and other wireless value-added services in China, today announced its preliminary unaudited financial results for its first quarter ended March 31, 2010.
Highlights for the First Quarter of 2010
•	Total revenues were $6.8 million in the first quarter 2010, down 42.0% from $11.8 million in the first quarter 2009 and up 10.6% sequentially from $6.2 million in the fourth quarter 2009.

•	Advertising revenues from the recently acquired Ku6 operations were $1.2 million in the first quarter 2010 and included only the months of February and March 2010, since the transaction was completed in January 2010.

•	Recorded music revenues from the record label businesses were $3.9 million in the first quarter 2010 and were essentially the same as in both the fourth quarter 2009 and the first quarter 2009.

•	Wireless value-added services (“WVAS”) revenues were $1.7 million in the first quarter 2010, down 77.9% from the first quarter 2009 and down 24.4% from the fourth quarter 2009.

•	Net loss attributable to Hurray! was $10.4 million in the first quarter 2010.

•	Net loss attributable to Hurray! per basic and diluted ADS was $0.37 in the first quarter 2010.

•	Earnings before interest expense and interest income, income taxes, depreciation, and amortization (“EBITDA”, a non-GAAP measure) was a negative $9.5 million in the first quarter 2010.
Commenting on the first quarter results, Mr. Haibin Qu, Acting CEO of Hurray! stated: “As part of the restructuring work we started in 2009, we are particularly pleased to have improved the profitability of our music business. Although the mobile telecom and related WVAS industry continue to be under a billing moratorium while they are being reviewed as directed by the Chinese government, we think those temporary measures will benefit the potential growth of the WVAS industry in the long run.”

Business results
Hurray!’s total revenues for the first quarter ended March 31, 2010 decreased 42.0% to $6.8 million from $11.8 million in the first quarter 2009 and increased sequentially 10.6% from $6.2 million in the fourth quarter 2009. The revenues in first quarter 2010 included $1.2 million in advertising revenues from Ku6. Ku6’s results began to be consolidated into Hurray!’s financial results beginning on February 1, 2010, so Ku6’s results that are included in Hurray!’s first quarter 2010 results are only for the months of February and March 2010.
Total WVAS revenues decreased 77.9% to $1.7 million in the first quarter 2010 from $7.9 million in the first quarter 2009, and decreased sequentially 24.4% from $2.3 million in the fourth quarter 2009.
The continued decrease in WVAS business was mainly a result of the could-be temporary regulations, including suspending billing in certain major product categories, which were enacted by major telecom operators in the fourth quarter of 2009 and still remained in place as of March 31, 2010.
Recorded music revenues in the first quarter ended March 31, 2010, which represent revenues of Hurray!’s controlled music companies Freeland Music, Huayi Brothers Music (all Hurray!’s equity interest in Huayi Brothers Music was subsequently sold in mid-May 2010), Hurray! Secular Bird, and Seed Music, were $3.9 million and were essentially the same as in both the first quarter 2009 and the fourth quarter 2009.
Advertising revenues from the recently acquired Ku6, which has been consolidated in Hurray!’s financial statements from February 1, 2010 onward, were $1.2 million in the two-month period covering February and March 2010.
Gross loss for Hurray! was $3.2 million for the first quarter 2010 compared with a gross profit $1.9 million in the first quarter 2009 and a gross profit of $1.2 million in the fourth quarter 2009. The gross loss generated by the recently acquired Ku6 was $5.0 million in the first quarter 2010.
Gross loss margin for Hurray! was 46.9% in the first quarter of 2010 compared with the gross profit margin of 16.4% and 20.1% achieved in the first quarter 2009 and in the fourth quarter 2009, respectively.

Gross profit margin for the WVAS business was 28.1% for the first quarter of 2010 compared with 17.5% in the first quarter 2009 and 33.1% in the fourth quarter 2009.
Gross profit margin for the recorded music business was 35.1% for the first quarter of 2010 compared with 14.0% in the first quarter 2009 and 12.4% in the fourth quarter 2009.
Gross loss margin for the advertising business was 421.0% in the first quarter of 2010, as a result of the ongoing expense investment in online video operations with the acquisition of Ku6.
Operating expenses, including operating expenses of Ku6 of $2.0 million and one-time compensation expenses of $1.3 million, were $7.3 million for the first quarter 2010, up 47.2% from $5.0 million in the first quarter 2009 and up sequentially 17.3% from $6.3 million in the fourth quarter 2009.
Income taxes in the first quarter of 2010 were an expense of approximately $1,000 compared with a benefit of approximately $23,000 in the first quarter 2009 and an expense of approximately $6,000 in the fourth quarter 2009.
Net loss attributable to Hurray! was $10.4 million for the first quarter of 2010, including a net loss of $7.1 million from Ku6, compared with a net loss of $2.1 million in the first quarter 2009 and a net loss of $4.6 million in the fourth quarter 2009.
Diluted loss per ADS was $0.37 in the first quarter of 2010 compared with the diluted loss per ADS of $0.09 in the first quarter 2009 and the diluted loss per ADS of $0.21 in the fourth quarter 2009. Weighted average diluted ADS used to calculate diluted ADS per share was 27.9 million ADS in the first quarter 2010 and 22.0 million ADS in the first and fourth quarters of 2009.
EBITDA was a negative $9.5 million in the first quarter 2010 compared with a negative $1.4 million in the first quarter 2009 and a negative $4.5 million in the fourth quarter 2009. A reconciliation between net loss attributable to Hurray! under U.S. generally accepted accounting principles (GAAP) and EBITDA is shown at the end of this news release.
As of March 31, 2010, the Company had $52.6 million in cash and cash equivalents. The decrease of approximately US$4 million compared to the total cash, cash equivalent and short-term deposit as of December 31, 2009 is mainly a result of the operating loss from WVAS business and the continuous expense investment in Ku6.

Recent Business Highlights
On May 14, 2010, Hurray! announced that Hurray! has agreed to sell all of its equity interest in Beijing Huayi Brothers Music Co., Ltd (“Huayi Music”) to Huayi Brothers Media Corporation. (“Huayi Media”) for an aggregate consideration of RMB34,450,000. Hurray! announced that it has terminated its agreements with Beijing Brothers ShengShi Enterprise Management Co., Ltd. (“Brothers ShengShi”) and Beijing QiXinWeiYe Culture Development Co., Ltd. (“QiXinWeiYe”), which were entered into when Hurray! purchased its equity interest in Huayi Music.
On June 1, 2010, Hurray! and Shanda announced that the two companies have entered into a definitive agreement under which Hurray! will acquire an online audio business of Shanda in exchange for 415,384,615 newly issued ordinary shares of Hurray!, and concurrently, Shanda will acquire Hurray!’s recorded music and wireless value-added services businesses in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment based on the May 31, 2010 cash balances of the businesses being transferred to Shanda. The net consideration to be received from Shanda for the businesses excluding payment for the cash balances in the businesses being transferred is estimated to be approximately US$11 million.
Note to the financial information
The unaudited financial information disclosed above is preliminary. The results for the three months ended March 31, 2010 are not necessarily indicative of the results expected for the full year or for any future period. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information.
Conference Call
Hurray! will host a conference call to discuss its first quarter results and pending sale starting at 12:01 a.m., just after midnight, Eastern Daylight Time (New York), on Wednesday, June 2, 2010.

Starting time:	12: 01 a.m. (a minute past midnight)
Eastern Daylight Time (New York) on June 2, 2010,
which is also
12:01 p.m. (a minute past noon)
Beijing & Hong Kong Time on June 2, 2010.

Dial-in number:	+1-866-203-3436 (USA)
+1-617-213-8849 (International)
Password: 9534 5672

Live webcast:	The live webcast (and archived webcast) of the conference call will be available at:
http://tinyurl.com/HurrayWebcast
or at http://www.hurray.com.cn/english/home.htm

Dial-in replay:	A replay of the call will be available from June 2, 2010 through June 9, 2010 by dialing:
+1-888-286-8010 (USA)
+1-617-801-6888 (International)
Password: 7014 5672
About Hurray! Holding Co., Ltd.
Hurray! is a leader in video, music, and wireless value-added services.
In video, through its Ku6 subsidiary, Hurray! is a leader in online video portal operations. This operation will be Hurray!’s primary business after Hurray!’s other businesses, listed below, are sold in the third quarter 2010 to Shanda Interactive Entertainment Limited.
In music, Hurray! provides artist development, music production, and offline distribution of recorded music in China through its record labels Freeland Music, New Run Entertainment, Secular Bird, and Seed Music. Through its Fly Songs subsidiary, Hurray! organizes concerts and other musical events in China. The company provides online distribution of music and music-related products that include ringtones, ringbacktones, and truetones to mobile users in China. These tone products are distributed through wireless value-added service platforms over mobile networks and the internet.

In wireless services, Hurray! provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.
Forward-looking Statements
This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. The accuracy of these statements may be affected by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production, and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless operations and wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under law.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
ir@hurray.com.cn
Christensen
Mr. Tom Myers (English)
Mobile: +86 139 1141 3520 in Beijing
Mr. Yuanyuan Chen (English and Chinese)
Mobile: +86 139 2337 7882 in Beijing
SOURCE: Hurray! Holding Co., Ltd.
www.hurray.com.cn
Financial statements follow.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of March	As of December
U.S. dollars in thousands	31, 2010	31, 2009

Assets
Current assets:
Cash and cash equivalents	$52,642	$48,489
Short-term investment	—	10,000
Accounts receivable	6,480	3,192
Prepaid expenses and other current assets	3,651	1,834
Amount due from related parties	115	63
Inventories	143	197

Total current assets	63,031	63,775

Deposits	339	332
Property and equipment, net	4,453	880
Acquired intangible assets, net	29,241	1,082
Goodwill	11,493	2,099
Other non-current assets	937	—

Total assets	$109,494	$68,168

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$17,590	$3,959
Accrued expenses and other current liabilities	10,748	6,261
Amount due to related parties	489	440
Income tax payable	658	655
Current deferred tax liabilities	12	12

Total current liabilities	29,497	11,327

Long-term payable	15	17
Non-current deferred tax liabilities	5,082	263

Total liabilities	34,594	11,607

Redeemable non-controlling interest	358	371

Shareholders’ equity:
Ordinary shares	146	110
Additional paid-in capital	104,059	75,190
Accumulated deficit	(41,211)	(30,859)
Accumulated other comprehensive income	9,943	9,954

Total Hurray! shareholders’ equity	72,937	54,395

Non-controlling interests	1,605	1,795

Total shareholders’ equity	74,542	56,190

Total liabilities and shareholders’ equity	$109,494	$68,168

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended
U.S. dollars in thousands,	March 31,	December 31,	March 31,
except share and per share data	2010	2009	2009

Revenues:
Wireless value-added services	$1,739	$2,300	$7,856
Recorded music	3,885	3,870	3,905
Advertising	1,200	—	—

Total revenues	6,824	6,170	11,761

Cost of revenues:
Wireless value-added services	1,251	1,538	6,478
Recorded music	2,521	3,392	3,360
Advertising	6,249	—	—

Total cost of revenues	10,021	4,930	9,838

Gross profit	(3,197)	1,240	1,923

Operating expenses:
Product development	131	88	95
Selling and marketing	2,765	1,116	1,874
General and administrative	4,499	4,518	3,056
Impairment of goodwill	—	584	—

Total operating expenses	7,395	6,306	5,025

Loss from operations	(10,592)	(5,066)	(3,102)

Interest income	34	83	140
Other income	8	37	144
Interest expense	(4)	(3)	(3)

Loss before provision for income taxes, equity in loss of affiliated company	(10,554)	(4,949)	(2,821)

Income tax expense (benefit)	1	6	(23)

Loss before equity in loss of affiliated company	(10,555)	(4,955)	(2,798)

Equity in loss of affiliated company, net of tax	—	(377)	(91)

Loss from continuing operations	(10,555)	(5,332)	(2,889)
Discontinued operations:
Gain on sale of subsidiary, net of tax	—	—	222

Net loss	$(10,555)	(5,332)	$(2,667)
Less: Net loss attributable to the non-controlling interest	203	746	588

Net loss attributable to Hurray!	$(10,352)	$(4,586)	$(2,079)

	For the three months ended
U.S. dollars in thousands,	March 31,	December 31,	March 31,
except share and per share data	2010	2009	2009

Loss per share-Basic and Diluted
Loss from continuing operations attributable to Hurray! common shareholders	$(0.00)	$(0.00)	$(0.00)
Gain from discontinued operations attributable to Hurray! common shareholders	$0.00	$0.00	$0.00
Net loss attributable to Hurray! common shareholders	$(0.00)	$(0.00)	$(0.00)

Loss per ADS- Basic and Diluted
Loss from continuing operations attributable to Hurray! common shareholders	$(0.37)	$(0.21)	$(0.10)
Gain from discontinued operations attributable to Hurray! common shareholders	$0.00	$0.00	$0.01
Net loss attributable to Hurray! common shareholders	$(0.37)	$(0.21)	$(0.09)

Weighted average shares used in per share calculation-Basic and Diluted	2,785,646,430	2,197,770,091	2,195,012,769
Weighted average ADSs used in per ADS calculation-Basic and Diluted	27,856,464	21,977,701	21,950,128
The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses a non-GAAP measure of EBITDA, which is adjusted from results based on GAAP to exclude certain expenses. Hurray!’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses. This non-GAAP financial measure also facilitates management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of EBITDA.

Reconciliation of Net loss attributable to Hurray! Holding Company under GAAP to EBITDA for the following periods:

	For the three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
	U.S. dollars in thousands
Net loss attributable to Hurray!	$(10,352)	$(4,586)	$(2,079)
Add (deduct):
Interest expense	4	3	3
Income tax expense (benefit)	1	6	(23)
Depreciation and amortization	880	185	795
Interest income	(33)	(83)	(140)

EBITDA	$(9,501)	$(4,475)	$(1,444)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Haibin Qu
	Name:	Haibin Qu
	Title:	Acting Chief Executive Officer

Date: June 2, 2010